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Filed by OnDisplay, Inc.
Subject Company:  OnDisplay, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Commission File No. 000-28455


                                ONDISPLAY, INC.

                   FREQUENTLY ASKED QUESTIONS FROM EMPLOYEES
                 ABOUT THE PROPOSED EXCHANGE OFFER AND MERGER


     The following list of frequently asked questions is being provided to give employees of OnDisplay, Inc. summary information about tendering their shares of OnDisplay into the exchange offer of Vignette Corporation. This document does not contain all of the information that should be important to you. We urge you to carefully read the Offer documents, which have been sent directly from Vignette to all stockholders of OnDisplay, Inc. If you have not received copies of these documents, copies will be made available to you upon request. In addition, please review the information provided in an earlier list of frequently asked questions, distributed to employees and filed with the Securities and Exchange Commission on or about May 30, 2000. We have attached a copy of that document for your convenience.

     IF YOU ARE HAVING ANY DIFFICULTY COMPLETING ANY OF THE FORMS PROVIDED TO YOU, PLEASE CONTACT THE INFORMATION AGENT, MACKENZIE PARTNERS, INC., AT 1-800-322-2885.


QUESTIONS ABOUT "EARLY EXERCISE" SHARES IN THE OFFER

     Q:   I "early exercised" stock options, but I never received a stock certificate for those shares.  When will I get these shares?

     A:   ChaseMellon Shareholder Services, L.L.C. ("ChaseMellon") or another representative of the Company has held your vested and unvested shares in escrow until now. ChaseMellon is currently in the process of sending to you a certificate representing the shares that have vested to date, and an information package to each holder of unvested shares. This package will contain a Letter of Transmittal and a second letter explaining the process of tendering unvested shares, which includes an Instruction Form addressed to ChaseMellon. You may choose to tender your vested shares, your unvested shares, all of your shares or none of your shares.

     Q:   How do I tender shares of all of my OnDisplay common stock, both vested and unvested?
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     A:   The Letter of Transmittal being mailed to you will list your vested and unvested shares separately. If you would like to tender all of your shares, you must complete and sign the Instruction Form and the Letter of Transmittal and return them ALONG WITH THE CERTIFICATE REPRESENTING YOUR VESTED SHARES to ChaseMellon at the address listed on the Letter of Transmittal. Please note that shares of Vignette received in exchange for unvested shares of OnDisplay will remain unvested (unless accelerated) and will remain in the possession of ChaseMellon as escrow agent pursuant to the terms of your Restricted Stock Agreement.

     Q:   How do I tender only unvested shares of OnDisplay common stock?

     A:   If you would like to tender only your unvested shares, you should complete and sign the Letter of Transmittal and draw a line through the pre-printed line representing your vested shares on the first page of the Letter of Transmittal. Next, complete the Instruction Form and return it, along with the Letter of Transmittal to ChaseMellon at the address listed on the Letter of Transmittal. Do not include any share certificates in the package. Your unvested shares will then be tendered. Please note that shares of Vignette received in exchange for unvested shares of OnDisplay will remain unvested (unless accelerated) and will remain in the possession of ChaseMellon as escrow agent pursuant to the terms of your Restricted Stock Agreement.

     Q:   How do I tender only vested shares of OnDisplay Common Stock?

     A:   If you would like to tender only your vested shares, you should complete and sign the Letter of Transmittal and draw a line through the pre-printed line representing your unvested shares on the first page of the Letter of Transmittal. Return the completed and signed Letter of Transmittal, ALONG WITH THE CERTIFICATE REPRESENTING YOUR VESTED SHARES to ChaseMellon at the address listed on the Letter of Transmittal. Do not include the Instruction Form.

     Q:   Do I have to tender any of my shares?

     A:   If you do not wish to tender any of your shares, do not respond to the
Offer.

     Q:   May I trade my vested shares of OnDisplay common stock in the market?

     A:   Once you receive your stock certificate representing your vested shares, you may trade those shares, subject to the trading restrictions imposed by the Company's internal trading policies and insider trading laws.

     Q:   May I trade my unvested shares of OnDisplay common stock in the market?

     A:   No.  Your unvested shares will remain in escrow pursuant to the terms of your Restricted Stock Agreement. Likewise, any Vignette shares you receive in exchange for these shares (that are not accelerated) will remain in escrow subject to the terms of the Restricted Stock Agreement.


     Q:   Where can I get more information?

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     A:   For more information about the exchange offer, please contact the
Information Agent, MacKenzie Partners, Inc., at 1-800-322-2885.

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QUESTIONS ABOUT TENDERING OBERON ESCROWED SHARES IN THE OFFER

     Q:   I am a former Oberon Software Incorporated stockholder.  How do I tender the shares of OnDisplay common stock I received in exchange for shares of Oberon that are currently held by Chase Trust, the escrow agent?

     A:   A portion of the shares of OnDisplay common stock issued in connection with the merger with Oberon Software Incorporated are currently being held by the escrow agent, Chase Trust, in accordance with the Oberon merger agreement. If you are a former stockholder of Oberon, you will receive a letter from Chase Trust, along with the Letter of Transmittal and a second letter explaining the process of tendering escrowed shares, which includes an Instruction Form addressed to Chase Trust. If you wish to tender your escrowed shares, please complete and sign the Letter of Transmittal and the Instruction Form and return them to the address listed on the Letter of Transmittal. Your shares will then be tendered. Please note that shares of Vignette received in exchange for such shares will be returned to Chase Trust to be held in escrow until released from escrow pursuant to the Oberon merger agreement.

     Q:   May I trade my escrowed shares in the market?

     A:   No.  Your escrowed shares will remain in escrow pursuant to the terms of Oberon merger agreement. Likewise, any Vignette shares you receive in exchange for these shares will remain in escrow subject to the terms of the Oberon merger agreement.


     Q:   Where can I get more information?

     A:   For more information about the exchange offer, please contact the
Information Agent, MacKenzie Partners, Inc., at 1-800-322-2885.

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QUESTIONS ABOUT TENDERING ESPP SHARES IN THE OFFER

     Q:   I have purchased shares of OnDisplay stock through the Employee Stock
Purchase Plan. How do I tender the shares of OnDisplay common stock I purchased through the ESPP?

     A:   Your ESPP shares are held in "street name" by E*Trade.  E*Trade will be contacting you directly with instructions on how to tender your shares. If you do not hear from them shortly, please contact the Information Agent, MacKenzie Partners, Inc., at 1-800-322-2885. If you have transferred your shares into an account with another brokerage firm, the process will be the same.

     Q:   Where can I get more information?

     A:   For more information about the exchange offer, please contact the
Information Agent, MacKenzie Partners, Inc., at 1-800-322-2885.

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QUESTIONS ABOUT TENDERING DIRECTED SHARES IN THE OFFER

     Q:   I purchased directed shares of OnDisplay stock in the initial public offering.  How do I tender my directed shares?

     A:   Your directed shares are held in "street name" by Robertson Stephens.
Robertson Stephens will be contacting you directly with instructions on how to tender your shares. If you do not hear from them shortly, please contact the Information Agent, MacKenzie Partners, Inc., at 1-800-322-2885. If you have transferred your shares into an account with another brokerage firm, the process will be the same.

     Q:   Where can I get more information?

     A:   For more information about the exchange offer, please contact the
Information Agent, MacKenzie Partners, Inc., at 1-800-322-2885.

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     These documents and amendments to these documents will be filed with the
United States Securities and Exchange Commission. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from Vignette by directing your request to Kellie Nugent, Manager, Investor Relations of Vignette at knugent@vignette.com or 512-306-4541, or from OnDisplay by directing your request to Debbie Demer of Demer IR Counsel at ddemer@demer-ir.com or 925-938-2678.

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